12027734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 1-14770

Collective Brands Performance + Lifestyle
Group Employee Savings & Investment Plan
c/o Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Collective Brands Performance + Lifestyle Group Employee Savings & Investment Plan (the "Plan") and the report of Caron & Bletzer, PLLC thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statements of Net Assets Available for Benefits as of December 31, 2011, and December 31, 2010, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2011.

The Plan Financial Statements and Additional Information as of December 31, 2011 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Caron & Bletzer, PLLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Collective Brands Performance + Lifestyle
Group Employee Savings & Investment Plan

By:

Betty J. Click, Chairman Retirement Committee — June 26, 2012

Harold J. Herman, Member Retirement Committee — June 26, 2012

Douglas G. Boessen, Member Retirement Committee — June 26, 2012

Gary Madsen, Member Retirement Committee — June 26, 2012

Sally J. Burk, Member Retirement Committee — June 26, 2012

EXHIBIT A

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

THE COLLECTIVE BRANDS PERFORMANCE + LIFESTYLE GROUP
EMPLOYEE SAVINGS & INVESTMENT PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2011 and 2010

Certain supplemental schedules have been omitted because they are either not required or not applicable.

CARON & BLETZER, PLLC
Certified Public Accountants and Business Consultants
51 Church Street, P.O. Box 668
Kingston, NH 03848-0668
Tel: (603) 642-4862
Fax: (603) 642-6446

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of
Collective Brands, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of The Collective Brands Performance + Lifestyle Group Employee Savings & Investment Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Collective Brands Performance + Lifestyle Group Employee Savings & Investment Plan as of December 31, 2011 and 2010 and the changes in net assets available for plan benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caron & Bletzer, PLLC

Kingston, NH
June 26, 2012

THE COLLECTIVE BRANDS PERFORMANCE + LIFESTYLE GROUP
EMPLOYEE SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2011 and 2010

	2011	2010
Assets:		
Investments, at fair value:		
Common/collective trust funds	$ 25,210,630	$ -
Collective Brands company stock fund	12,010	-
Mutual funds	26,942,141	12,778,979
Pooled separate accounts	-	30,411,277
General account	-	13,086,872
Total investments	52,164,781	56,277,128
Receivables:		
Notes receivable from participants	910,344	956,496
Participant contributions	89,194	91,996
Employer contributions	46,255	50,608
Total receivables	1,045,793	1,099,100
Net assets available for plan benefits at fair value	53,210,574	57,376,228
Adjustments from fair value to contract value for the fully benefit-responsive stable value fund	(334,994)	-
Net assets available for plan benefits	$ 52,875,580	$ 57,376,228

The accompanying notes are an integral part of the financial statements.

THE COLLECTIVE BRANDS PERFORMANCE + LIFESTYLE GROUP
EMPLOYEE SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2011

	2011
Additions (Reductions):	
Participant contributions	$ 3,960,743
Rollover contributions	167,515
Employer contributions	2,107,220
Net depreciation in fair value of investments	(1,731,673)
Dividend and interest income	620,142
Total net additions	5,123,947
Deductions:	
Distributions to participants	9,583,487
Administrative expenses	41,108
Total deductions	9,624,595
Net decrease	(4,500,648)
Net assets available for plan benefits, beginning of year	57,376,228
Net assets available for plan benefits, end of year	$ 52,875,580

The accompanying notes are an integral part of the financial statements.

A. PLAN DESCRIPTION:

General

The following description of The Collective Brands Performance + Lifestyle Group Employee Savings & Investment Plan (the "Plan") provides only general information. Participants should refer to the plan document for more detailed information.

The Plan is a defined contribution plan sponsored by The Stride Rite Corporation and its subsidiaries (the "Company"), covering substantially all United States employees, including retail store employees, excluding employees covered by a collective bargaining agreement, who have completed six months of service, are at least twenty-one years of age and meet the definition of eligibility as defined by the Plan. The Company manages the operation of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On August 17, 2007, the Company was acquired by Payless ShoeSource, Inc. which was renamed Collective Brands, Inc. Management has not made a determination as to when or if it will terminate the Plan.

On May 1, 2012, Collective Brands, Inc. entered into a definitive agreement with a consortium of companies comprised of Wolverine World Wide, Inc., Blum Strategic Partners IV, L.P. and Golden Gate Capital Opportunity Fund, L.P., under which Collective Brands will be sold. See Note J for additional information regarding this pending sale.

Contributions

Contributions to the Plan are made by both participating employees and the Company. Upon meeting eligibility requirements, participants may contribute 1% to 20% of their compensation, as defined by the Plan, subject to Internal Revenue Code ("IRC") limitations. Participant contributions are made on a pre-tax or after-tax basis, as elected by the participant. The Company matches pre-tax contributions at a rate of 100% of the first 3% of compensation and 50% of the next 3% of compensation, for a maximum match of 4.5% of compensation. Participants may also contribute funds from another qualified retirement plan ("rollover contributions"), subject to certain requirements.

Participant Accounts

Each participant's account is credited with the participant's contributions, the participant's allocation of the Company's contributions, and the participant's proportional allocation of the Plan's earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants are 100% vested in Company matching contributions made after January 1, 2007. Prior to January 1, 2007, a participant's interest in the Company's contributions and earnings thereon vested after three years of service with the Company. A participant's entire account balance is available to the participant upon death, total and permanent disability, or attainment of normal retirement age.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant's account will be restored from forfeitures. Forfeitures are then used to pay Plan expenses and/or to reduce future Company contributions. Unallocated forfeitures at December 31, 2011 and 2010 were $268,499 and $261,523, respectively. In 2011, $21,310 of forfeitures were used to pay Plan expenses and no forfeitures were utilized to reduce 2011 Company contributions paid in 2011 or 2012.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Pre-tax benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Distributions under the Plan may be made in lump sums or installment payments. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Terminated participants who have an account balance between $1,000 and $5,000 will have their balance automatically rolled over into an individual retirement account designated by the Company. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution. After-tax benefits may be withdrawn at anytime.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from "hardship". Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Notes Receivable from Participants

A participant may borrow up to the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan allowed is $500. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant's nonforfeitable interest in the Plan and are supported by a promissory note. Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed. A participant may have only one loan outstanding at any one time. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Adoption of Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.

Future Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts of fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's investments in investment contracts include a guaranteed account and a stable value common/collective trust fund. The concept of a value other than contract value does not apply to the guaranteed account by virtue of the fact that a market value adjustment does not apply upon a discontinuance. As a result the fair value shown is equal to the contract value for the guaranteed account. The Plan's stable value fund is included at fair value in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Currently, substantially all administrative expenses of the Plan are paid by the participants unless the Company elects to pay an expense. Additionally, plan participants pay certain transaction fees, including loan set up fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

C. INVESTMENTS:

The following presents investments as of December 31, 2011 or 2010 that represent 5% or more of the net assets available for plan benefits:

	2011		2010	
Wells Fargo Stable Return Fund	$ 13,416,121	*	$ -	
Goldman Sachs Strategic Growth	6,531,203	*	-	
T. Rowe Price Equity Income	4,341,082	*	-	
Vanguard 500 Index	2,966,667	*	-	
Dodge & Cox International Stock Fund	2,890,451	*	-	
PIMCO Total Return Fund	5,259,921	*	6,099,096	*
Prudential Guaranteed Income Fund	-		13,086,872	*
Prudential Large Cap Growth/Goldman Sachs	-		7,747,059	*
Prudential Dryden S&P 500 Index Fund	-		3,232,497	*
Prudential Large Cap Value/LSV Asset Management	-		4,978,457	*
Goldman Sachs Core International Equity Fund	-		3,968,546	*
Prudential Retirement Goal 2030 Fund	-		2,922,591	*

* Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Pooled Separate Accounts	$ (3,386,965)
Common/Collective Trust Funds	937,403
Mutual Funds	718,147
Collective Brands Company Stock Fund	(258)
	$ (1,731,673)

D. FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Company Stock funds – Investment in the Company stock fund is stated at fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Company stock fund is made up of Collective Brands, Inc. common stock and a money market fund. These underlying investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common/Collective Trust funds – Common/collective trust funds are valued at net asset value as reported in the audited financial statements by the investment manager based on the funds' underlying assets.

General account – Valued by the custodian at replacement cost using contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Investments in the general account are generally benefit responsive. The fair value is equal to the contract value.

Pooled separate accounts - Valued at net asset value based on information reported by the custodian with reference to the market value of the fund's underlying assets at year end.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by major investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2011			
Description	Total	Level 1	Level 2	Level 3
Company Stock fund:				
Common Stock	$ 11,612	$ 11,612	$ -	$ -
Money Market fund	398	398	-	-
Total Company Stock fund	12,010	12,010	-	-
Common/Collective Trust funds:				
Targeted Retirement (a)	11,791,298	-	11,791,298	-
Fixed Income (b)	3,211	-	3,211	-
Stable Value (c)	13,416,121	-	13,416,121	-
Total Common/Collective Trust funds	25,210,630	-	25,210,630	-
Mutual funds:				
Bond	6,158,498	6,158,498	-	-
Value	9,391,836	9,391,836	-	-
Growth	8,324,948	8,324,948	-	-
Blend	3,066,859	3,066,859	-	-
Total Mutual funds	26,942,141	26,942,141	-	-
Total	$ 52,164,781	$ 26,954,151	$ 25,210,630	$ -

	2010			
Description	Total	Level 1	Level 2	Level 3
General account	$ 13,086,872	$ -	$ -	$ 13,086,872
Pooled separate accounts:				
Growth (d)	9,737,143	-	9,737,143	-
Life cycle (e)	10,374,779	-	10,374,779	-
Value (f)	4,978,457	-	4,978,457	-
Index (g)	3,232,497	-	3,232,497	-
Balanced (h)	2,088,401	-	2,088,401	-
Total pooled separate accounts	30,411,277	-	30,411,277	-
Mutual funds:				
Bond	6,099,096	6,099,096	-	-
Value	2,711,337	2,711,337	-	-
International equity	3,968,546	3,968,546	-	-
Total mutual funds	12,778,979	12,778,979	-	-
Total	$ 56,277,128	$ 12,778,979	$ 30,411,277	$ 13,086,872

Common/collective trust funds may be redeemed daily and there are no unfunded commitments. Investment strategies for the common/collective trust funds, by major investment class, are as follows:

(a) The Schwab Managed Retirement Trust Funds (except for the Schwab Managed Retirement Trust Fund-Income Fund — see (b) below) seek to provide a total return for investors retiring approximately at or near a target retirement date as indicated by each of the fund names. The funds are diversified across several asset classes, including, but not limited, to large cap equities, mid cap equities, international equities, fixed income, REITs, and stable value. The funds are designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. As the target retirement date approaches, each of the funds' portfolio becomes more conservative with a larger fixed income and stable value investment component. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Schwab Stable Value Fund, and non-proprietary unitized accounts and collective trust and mutual funds. The net asset value of the funds is determined each business day ("Valuation Date"). Issuances and redemptions of units of the funds are made based upon the net asset value per fund unit determined on the Valuation Date.

(b) The Schwab Managed Retirement Trust Fund-Income Fund seeks to provide total return for investors at or near retirement. The fund is diversified across several asset classes, including, but not limited, to large cap equities, mid cap equities, small cap equities, international equities, fixed income, REITs, and stable value. Approximately 25% of the portfolio is allocated to equity investments and 75% is allocated to fixed income and stable value investments. The fund is designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Schwab Stable Value Fund, and non-proprietary unitized accounts and collective trust and mutual funds. The net asset value of the fund is determined each Valuation Date. Issuances and redemptions of units of the fund are made based upon the net asset value per fund unit determined on the Valuation Date.

(c) The Wells Fargo Stable Return Fund G is a stable value fund that is a collective trust fund. Wells Fargo Bank, N.A. serves as trustee and custodian and Galliard Capital Management, Inc. serves as investment advisor. The investment objective is to protect principal while providing a higher rate of return than shorter maturity investments. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. The fund primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. It also invests in Synthetic Stable Value Fund, which has the same investment objective as the fund, and Short Term Investment Fund G, which invests in highly liquid assets. In accordance with the terms of the trust, the net asset value of the fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset value of the fund. Units of the fund are issued and redeemed at the current net asset value.

Pooled separate accounts may be subject to a 30 day redemption notice period for participants and for the plan, and there are no unfunded commitments. Investment strategies for the pooled separate accounts, by major investment class, are as follows:

(d) Growth pooled separate accounts invest primarily in undervalued funds that have sustainable earnings growth potential.
(e) Life cycle pooled separate accounts invest in a combination of domestic and international mutual funds and money market funds and seek to achieve as high a total rate of return as is consistent with prudent investment risk and the preservation of capital.
(f) Value pooled separate accounts invest primarily in companies that have above-average yields, are trading at discounts to historical valuations or are undervalued based on relative valuations.
(g) The index pooled separate account attempts to track the performance of the S&P 500 Index, which measures the investment return of 500 large cap common stocks actively traded in the U.S.
(h) Balanced pooled separate accounts invest in a mix of equity and fixed income securities and seek long-term capital growth.

The table below sets forth a summary of changes in the fair value of the Plan's level three investment assets for the year ended December 31, 2011:

	General Account
Balance at beginning of year	$ 13,086,872
Interest	279,682
Purchases	2,389,799
Sales	(15,756,353)
Balance at end of year	$ -

E. INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Plan had a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company ("Prudential"). In October 2011 the Plan changed asset custodians from Prudential to Wells Fargo. As a result, this investment was sold. Prudential maintains the contributions in a general account. The account is credited with interest at a crediting rate announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract, and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and interest.

As described in Note D, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no redemption restrictions at the Plan level for this investment. For this contract, fair value equals contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on many factors, including current economic and market conditions, the general interest rate environment and both expected and actual experience of a reference portfolio within the issuer's general account, but it may not be less than 3.00% for the period from January 1, 2011 through December 31, 2011. Rates are established semiannually without the use of a specific formula and the minimum crediting rate under the contract is 1.5%.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

Average yields:	2011*	2010
Based on actual earnings	2.75%	3.00%
Based on interest rate credited to participants	2.75%	3.00%

*This asset was sold during 2011. The annualized yield was 3.00%.

F. TAX STATUS:

The Internal Revenue Service has issued a determination letter dated March 31, 2003 that the Plan, as then designed, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code, and is, therefore, exempt from federal income taxes under the provisions of Section 501(a). The Plan applied for an updated determination letter and received a favorable determination letter effective July 20, 2011.

The Plan has been amended since the date of the determination letter. The plan sponsor believes the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and is, therefore, qualified as of the financial statement date. Additionally, the related trust is believed to be tax exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

Accounting standards require recording uncertain income tax positions that exist in the Plan's financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan's financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2011. The Form 5500 for the Plan was subject to audit for the 2008 Plan Year. On December 9, 2011 the IRS issued a letter indicating that it had accepted the Form 5500 as filed. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2009 and 2010.

G. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011, is as follows:

		2011
Net assets available for benefits per the financial statements	$	52,875,580
Adjustment from contract value to fair value for the fully benefit-responsive stable value fund		334,994
Total assets per the Form 5500	$	53,210,574
Decrease in net assets per the financial statements	$	(4,500,648)
Change in fair value for the fully benefit-responsive stable value fund		334,994
Net loss per Form 5500	$	(4,165,654)

H. PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions.

The Plan invests in units of a Company stock fund that invests in shares of Collective Brands, Inc. common stock. Collective Brands, Inc. is the parent of Stride Rite Corporation who is the Plan sponsor under the plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

The Plan also invests in units of a Company stock fund that invests in shares of a money market fund that is managed by Wells Fargo. Wells Fargo Bank, N.A. is the trustee, as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions. The Plan also invests in units of the Wells Fargo Stable Return Fund G in which Wells Fargo Bank, N.A. serves as trustee and custodian for this fund. Wells Fargo Bank, N.A. is the trustee, as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

I. PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

J. SUBSEQUENT EVENTS:

On May 1, 2012, Collective Brands, Inc. entered into a definitive agreement with a consortium of companies comprised of Wolverine World Wide, Inc., Blum Strategic Partners IV, L.P. and Golden Gate Capital Opportunity Fund, L.P., under which Collective Brands will be sold for $21.75 per share in cash. The closing of this transaction, which is subject to shareholder approval, is expected to occur late in the third or early in the fourth calendar quarter of 2012. The Company has evaluated subsequent events through the date these financial statements were available for issuance.

THE COLLECTIVE BRANDS PERFORMANCE + LIFESTYLE GROUP EMPLOYEE SAVINGS & INVESTMENT PLAN
EIN: 04-1399290
Plan Number: 010

SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Wells Fargo Stable Return Fund	Common/collective trust fund	**	$ 13,416,121
	Schwab Managed Retirement Trust Fund - 2015	"	**	1,072,831
	Schwab Managed Retirement Trust Fund - 2025	"	**	2,365,680
	Schwab Managed Retirement Trust Fund - 2035	"	**	1,858,072
	Schwab Managed Retirement Trust Fund - 2045	"	**	763,942
	Schwab Managed Retirement Trust Fund - 2010	"	**	453,650
	Schwab Managed Retirement Trust Fund - 2020	"	**	1,457,494
	Schwab Managed Retirement Trust Fund - 2030	"	**	2,467,728
	Schwab Managed Retirement Trust Fund - 2040	"	**	1,188,285
	Schwab Managed Retirement Trust Fund - 2050	"	**	163,616
	Schwab Managed Retirement Trust Fund - Income	"	**	3,211
	BlackRock Inflation Protected Bond	Mutual fund	**	661,677
	Goldman Sachs Strategic Growth	"	**	6,531,203
	TimesSquare Small Cap Growth	"	**	1,708,394
	Morgan Stanley Inst Mid Cap Growth	"	**	41,557
	T. Rowe Price Equity Income	"	**	4,341,082
	Vanguard 500 Index	"	**	2,966,667
	Vanguard Total Bond Market Index	"	**	236,900
	Vanguard Extended Market Index	"	**	24,346
	Vanguard Total Int'l Stock Index	"	**	75,846
	Artisan International Fund	"	**	43,794
	PIMCO Total Return Fund	"	**	5,259,921
	Allianz NFJ Small-Cap Value Fund	"	**	2,109,202
	Dodge & Cox International Stock Fund	"	**	2,890,451
	JPMorgan Mid Cap Value	"	**	51,101
*	Collective Brands Company Stock Fund:			
	Collective Brands, Inc. Common Stock	Common stock	**	11,612
*	Wells Fargo Adv Heritage Money Market Fund	Money market fund	**	398
	Total investments on the statement of net assets available for plan benefits			52,164,781
*	Participant Loans	3.25% - 11.50%	-	910,344
	Total investments on the Form 5500			$ 53,075,125

** Cost information omitted for participant directed investments.

* Denotes a party-in-interest to the Plan.

See accompanying report of independent registered accounting firm.

EXHIBIT 23.1

C&B CARON & BLETZER, PLLC
51 Church Street, P.O. Box 668
Kingston, NH 03848-0668
Tel: (603) 642-4862
Fax: (603) 642-6446
Certified Public Accountants and Business Consultants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Collective Brands, Inc.:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-143699) pertaining to The Collective Brands Performance + Lifestyle Group Employee Savings & Investment Plan of Collective Brands, Inc. of our report dated June 26, 2012 relating to the statements of net assets available for plan benefits of The Collective Brands Performance + Lifestyle Group Employee Savings & Investment Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011, and the related schedules, included in this annual report on Form 11-K.

Caron & Bletzer, PLLC

Kingston, NH
June 26, 2012